TORNET

February 25, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



**Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption**

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström



dlw 3/5

Enclose.

**Fastighets AB Tornet**
*Postadress*
Box 623
182 16 Danderyd
*Besöksadress*
Karlsrovägen 2 A
*Telefon*
08-544 905 00
*Telefax*
08-544 905 30
*e-mail*
info@tornet.se
*Org nr*
556256-1208
Styrelsens säte: Stockholm

**www.tornet.se**

**TORNET**

*FASTIGHETS AB TORNET (publ)*

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

# PRESS RELEASE

## Tornet Extraordinary General Meeting

In view of the changed ownership structure of Tornet, an Extraordinary General Meeting was held today in order to elect a new Board of Directors. The Meeting resolved to appoint the following people as board members until the next Annual General Meeting: Göran Collert and Sverker Lerheden (re-elected) and Per Frankling, Bo Jungner, Mats Lönnqvist, Mark H. Newman and Edward Williams (newly elected).

At the statutory board meeting held immediately after the General Meeting, the Board of Directors appointed Mark H. Newman as the Chairman of the Board until the AGM.

The Board of Directors also resolved to start with immediate effect a detailed review of the company's strategy and business plan. This work is expected to be carried out during most of the spring.

As a consequence, the Board decided it was appropriate to postpone the Annual General Meeting until the second half of May 2004, by which point the business plan review should be complete.

Danderyd, 30 January 2004
Fastighets AB Tornet (publ)

For further information please contact:
Mark H. Newman, Chairman Fastighets AB Tornet, +44 20 7102 1303

TORNET

*FASTIGHETS AB TORNET (publ)*

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of almost SEK 19 billion. Over 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

## PRESS RELEASE

# DECISIONS BY THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following decisions have been made today at Fastighets AB Tornet's Extraordinary General Meeting of Shareholders:

- The Board of Directors shall consist of seven ordinary board members.
- Göran Collert and Sverker Lerheden were re-elected as board members and Per Frankling, Bo Jungner, Mats Lönnqvist, Mark H. Newman and Edward Williams were newly elected.

**Statutory board meeting**
At the statutory board meeting, Mark H. Newman was appointed as Chairman of the Board of Tornet. Furthermore, the board decided to produce a new business plan including refinancing of the Tornet Group, allocation of profits and a dividend proposal for the 2003 annual accounts. Finally, it was decided to postpone the Annual General Meeting of Shareholders for 2004 pending the adoption of the new business plan by the board. The new date for the Annual General Meeting will be announced as soon as it has been set by the board.

Danderyd, 30 January 2004

Fastighets AB Tornet (publ)

For further information, please contact:
Mark H. Newman, Chairman of the Board, Fastighets AB Tornet, [ ]
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00

TORNET

*FASTIGHETS AB TORNET (publ)*

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

## PRESS RELEASE

### Effect on Tornet's tax situation due to change of ownership, etc.

The change of ownership in Tornet probably means that it will not be possible to make full use of tax losses for losses abroad at the level of SEK 810 million. As a consequence of this, reported deferred tax assets of SEK 230 million can no longer be reported as an asset in the balance sheet.

Revaluation has been made of temporary differences between tax value and book value for properties mainly located in Germany. This may entail future usable tax losses in the region of SEK 300 million, which will probably not be affected by the change of ownership.

The aforesaid factors will have a negative effect on Tornet's income for 2003 in the range of SEK 150 million for the loss of the deferred tax asset.

Danderyd, 28 January 2004

Fastighets AB Tornet (publ)

For further information, please contact:
Lars Gårdö, Chairman of the Board, Fastighets AB Tornet, +46-705-250694
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00

TORNET

*FASTIGHETS AB TORNET (publ)*

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

# PRESS RELEASE

## Supplement to the notice of the extraordinary shareholders' meeting of Fastighets AB Tornet on 30 January 2004

Notice of the extraordinary shareholders' meeting published on 15 January 2004 in Svenska Dagbladet and the Swedish Official Gazette.

With regard to the number of board members and the election of the board of directors, which matters are taken up under items 7 and 8 of the agenda included in the notice, the nominations committee notified by the board intends to make the following proposal:

- Seven ordinary board members.
- It is proposed that the ordinary board members Göran Collert and Sverker Lerheden be re-elected. New election is proposed of Per Frankling, Bo Jungner, Mats Lönnqvist, Mark H Newman and Edward Williams.

The proposal is supported by shareholders representing 82 per cent of the votes and capital in the company.

Danderyd, 23 January 2004

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00

TORNET

*FASTIGHETS AB TORNET (publ)*

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of almost SEK 19 billion. Over 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

**PRESS RELEASE**

# Tornet acquires three properties and sells 22 with a capital gain

Fastighets AB Tornet is selling 22 properties located in eight municipalities. This sale is taking place for a total price of approximately SEK 705 million with a capital gain of approximately SEK 105 million, of which approximately SEK 65 million affects Tornet's income for 2003. Five properties were relinquished during the fourth quarter of 2003, the other properties are to be handed over in the first quarter of 2004.

By acquisition of the remaining shares in FGB Bostäder AB, Fastighets AB Tornet's subsidiary Malmstaden is obtaining three properties in Linköping. The total market value of the properties is approximately SEK 155 million.

More information about the properties is available on Tornet's website www.tornet.se under the heading Properties/List of properties.

Danderyd, 9 January 2004

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00